082-03267

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

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October 10, 2008

BY HAND DELIVERY




08005364

Paul Dudek, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption for Newcrest Mining Limited

Dear Mr. Dudek:

This letter is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Newcrest Mining Limited, a corporation organized under the laws of the Commonwealth of Australia (the "Company"), to withdraw formally its prior request to reinstate the Company's exemption from the registration requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) under the Exchange Act.

In a letter addressed to the SEC, dated March 2, 1992 (the "Original Letter"), the Company claimed the Rule 12g3-2(b) exemption. In response to the Original Letter, the SEC added the Company to its list of issuers that claim exemption under Rule 12g3-2(b).

In our letter addressed to the SEC, dated November 14, 2007 (the "Reinstatement Letter"), we noted that the SEC had removed the Company from the list of companies claiming the exemption and requested, on behalf of the Company, that the Company be reinstated on the list.

The Company believes that pursuant to the amendments to Rule 12g3-2(b) adopted by the SEC on August 27, 2008, and effective today, the Company is entitled to claim the Rule 12g3-2(b) exemption with no further action by the SEC. In light of these developments, and as previously discussed with Michael Coco of the SEC Staff, the Company hereby formally withdraws the Reinstatement Letter.

dlw 10/14

Please direct any notices, questions or comments regarding this letter to the undersigned at the above address or by electronic mail at rchilstr@skadden.com, by facsimile at 917-777-2588 or by telephone at (212) 735-2588. Please stamp the enclosed copy of this letter to acknowledge receipt of these materials and return it to our waiting messenger.

Very truly yours,



Robert M. Chilstrom

cc: Mr. Bernard Lavery (Newcrest Mining Limited)
Mr. Peter Larsen (Newcrest Mining Limited)

(49684)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

October 10, 2008

BY HAND DELIVERY

Paul Dudek, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption for Newcrest Mining Limited

Dear Mr. Dudek:

This letter is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Newcrest Mining Limited, a corporation organized under the laws of the Commonwealth of Australia (the "Company"), to withdraw formally its prior request to reinstate the Company's exemption from the registration requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) under the Exchange Act.

In a letter addressed to the SEC, dated March 2, 1992 (the "Original Letter"), the Company claimed the Rule 12g3-2(b) exemption. In response to the Original Letter, the SEC added the Company to its list of issuers that claim exemption under Rule 12g3-2(b).

In our letter addressed to the SEC, dated November 14, 2007 (the "Reinstatement Letter"), we noted that the SEC had removed the Company from the list of companies claiming the exemption and requested, on behalf of the Company, that the Company be reinstated on the list.

The Company believes that pursuant to the amendments to Rule 12g3-2(b) adopted by the SEC on August 27, 2008, and effective today, the Company is entitled to claim the Rule 12g3-2(b) exemption with no further action by the SEC. In light of these developments, and as previously discussed with Michael Coco of the SEC Staff, the Company hereby formally withdraws the Reinstatement Letter.

Please direct any notices, questions or comments regarding this letter to the undersigned at the above address or by electronic mail at rchilstr@skadden.com, by facsimile at 917-777-2588 or by telephone at (212) 735-2588. Please stamp the enclosed copy of this letter to acknowledge receipt of these materials and return it to our waiting messenger.

Very truly yours,



Robert M. Chilstrom

cc: Mr. Bernard Lavery (Newcrest Mining Limited)
Mr. Peter Larsen (Newcrest Mining Limited)

(49684)

END